Exhibit 3.6

AMENDMENT TO THE
AMENDED AND RESTATED BY-LAWS
OF
OLD NATIONAL BANCORP

The Amended and Restated By-Laws of Old National Bancorp (the “Bylaws”) shall be amended as follows:

A new Article IX shall be added to the Bylaws to state:

ARTICLE IX
CERTAIN GOVERNANCE MATTERS

1.	Interpretation; Definitions.

(a)          The provisions of this Article IX shall apply notwithstanding anything to the contrary set forth in the other Articles of these Bylaws. In the event of any inconsistency or conflict between any provision of this Article IX and any other provision of these Bylaws, such provision of this Article IX shall control.

(b)          The following definitions shall apply to this Article IX:

(i)          “Designated Exchange” shall mean the primary stock exchange on which the Corporation’s common stock is listed.

(ii)          “Effective Time” shall have the meaning set forth in the Agreement and Plan of Merger, dated as of May 30, 2021, by and between First Midwest Bancorp, Inc. and Old National Bancorp, as it may have been amended, restated, supplemented or otherwise modified from time to time.

(iii)          “Entire Board of Directors” shall mean the total number of directors which the Board of Directors of the Corporation would have if there were no vacancies.

(iv)          “Legacy First Midwest” shall mean First Midwest Bancorp, Inc., a Delaware corporation, which has merged with and into the Corporation effective as of the Effective Time.

(v)          “Legacy First Midwest Directors” shall mean the persons who were directors of Legacy First Midwest immediately prior to the Effective Time and who were designated to be directors of the Corporation by the Board of Directors of Legacy First Midwest prior to the Effective Time and any additional directors nominated by the Legacy First Midwest Directors Nominating Committee pursuant to Section 3(d) of this Article IX.

(vi)          “Legacy First Midwest Directors Nominating Committee” shall mean a committee of the Board of Directors comprised of all of the Legacy First Midwest Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.

(vii)          “Legacy Old National” shall mean Old National Bancorp, an Indiana corporation, as in existence immediately prior to the Effective Time.

(viii)          “Legacy Old National Directors” shall mean the persons who were directors of Legacy Old National immediately prior to the Effective Time and who were designated to be directors of the Corporation by the Board of Directors of Legacy Old National prior to the Effective Time and any additional directors nominated by the Legacy Old National Directors Nominating Committee pursuant to Section 3(e) of this Article IX.

(ix)          “Legacy Old National Directors Nominating Committee” shall mean a committee of the Board of Directors comprised of all of the Legacy Old National Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange.

(x)          “Old National Bank” shall mean Old National Bank, a wholly owned subsidiary of the Corporation.

(xi)          “Specified Period” shall mean the period beginning at the Effective Time and ending on the thirty-six (36) month anniversary of the Effective Time.

2.	Executive Chairman; CEO; Lead Director.

(a)          Effective as of the Effective Time, (i) Mr. Michael L. Scudder shall serve as the Executive Chairman of the Board of Directors and shall report directly to the Board of Directors and (ii) Mr. James C. Ryan III shall serve as the Chief Executive Officer of each of the Corporation and Old National Bank and Chairman of the Board of Directors of Old National Bank and shall report directly to the Board of Directors.

(b)          During the Specified Period, (i) any removal of any of the individuals serving in the capacities set forth in subsection (a) above from, or failure to appoint, re-elect or re-nominate any of them to, any such positions, other than in the case of Mr. Michael L. Scudder after the second anniversary of the Effective Time as contemplated by Section 2(c) of this Article IX, (ii) any amendment or modification to any employment, consulting or similar agreement with any of them to the extent such amendment or modification would adversely affect such individual, (iii) any termination of their employment by, or other service with, the Corporation or any subsidiary of the Corporation,  or (iv) any modification to any of their respective reporting relationships as set forth in these Bylaws shall, in each case, require the affirmative vote of at least seventy-five percent (75%)  of the Entire Board of Directors.

(c)          Upon the earlier of (i) the death, resignation, removal, disqualification or other cessation of service by Mr. Michael L. Scudder as Executive Chairman of the Board of Directors and (ii) the date following the second anniversary of the Effective Time, Mr. James C. Ryan III or, in the event of Mr. James C. Ryan III’s earlier death, resignation, removal, disqualification or other cessation of service as Chief Executive Officer of Old National, another individual, such other individual to be approved by the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors, shall be the Chairman of the Board of Directors.

(d)          During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by Mr. James C. Ryan III as the Chief Executive Officer of the Corporation, an individual approved by the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors shall be appointed to serve in such capacity.

During the Specified Period, upon the death, resignation, removal, disqualification or other cessation of service by the Lead Director of the Board of Directors, the Legacy Old National Directors Nominating Committee shall have the exclusive authority to designate a Legacy Old National Director who shall be appointed to serve in such capacity. The Lead Director shall qualify as an independent director under the rules of the Designated Exchange.

3.	Composition of the Board of Directors.

During the Specified Period:

(a)          the Entire Board of Directors shall be comprised of sixteen (16) Directors, of which eight (8) shall be Legacy First Midwest Directors (one of whom, as of the Effective Time, shall be the Executive Chairman and Chief Executive Officer of Legacy First Midwest immediately prior to the Effective Time and eight (8) shall be Legacy Old National Directors (one of whom, as of the Effective Time, shall be the Chairman and Chief Executive Officer of Legacy Old National immediately prior to the Effective Time and one of whom shall be the Lead Director of Old National immediately prior to the Effective Time and who shall be the Lead Director of the Corporation);

(b)          all vacancies resulting from the cessation of service by any Legacy First Midwest Director for any reason shall be filled by the Board of Directors with a nominee selected by the Legacy First Midwest Directors Nominating Committee;

(c)          all vacancies resulting from the cessation of service by any Legacy Old National Director for any reason shall be filled by the Board of Directors with a nominee selected by the Legacy Old National Directors Nominating Committee;

(d)          the Legacy First Midwest Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Legacy First Midwest Director;

(e)          the Legacy Old National Directors Nominating Committee shall have the exclusive authority to nominate, on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Legacy Old National Director;

(f)          all vacancies on the Board of Directors shall be promptly filled by the Board of Directors with the individuals chosen as provided for in this Article IX; and

(g)          any age limits, restrictions or retirement requirements for members of the Board of Directors shall not be applicable to persons designated as directors pursuant to this Article IX.

4.	Composition of Committees.

(a)          During the Specified Period and thereafter, the Board of Directors shall have and maintain as standing committees an Executive Committee, an Audit Committee, a Talent Development and Compensation Committee, a Corporate Governance and Nominating Committee (which, during the Specified Period, shall consist of the Legacy First Midwest Directors Nominating Committee and the Legacy Old National Directors Nominating Committee), an Enterprise Risk Committee, and a Culture, Community and Social Responsibility Committee.

(b)          During the Specified Period, the Board of Directors may by resolution (which shall require the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors) establish any committees not expressly contemplated by these Bylaws composed of directors as they may determine to be necessary or appropriate for the conduct of business of the Corporation and may prescribe the composition, duties and procedures thereof.

(c)          During the Specified Period, each committee of the Board of Directors (other than the Legacy Old National Directors Nominating Committee and the Legacy First Midwest Directors Nominating Committee) shall (i) have at least four (4) members, (ii) have an even number of members and (ii) be composed of fifty percent (50%) Legacy Old National Directors and fifty percent (50%) Legacy First Midwest Directors (subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the Designated Exchange). All vacancies on any committee of the Board of Directors shall be promptly filled by the Board of Directors with individuals meeting the foregoing requirements.

(d)          During the Specified Period, the Chair of the Executive Committee shall be the Chairman of the Board of Directors and the Chair of the Corporate Governance and Nominating Committee shall be the Lead Director. The Chair positions of all other committees specifically identified in Section 4(a) of this Article IX shall be held so that 50% are held by Legacy First Midwest Directors and 50% are held by Legacy Old National Directors. Service on any committee shall be subject to compliance with any independence requirements, and any other requirements, for membership on the applicable committee under the rules of the Designated Exchange.

(e)          As of the Effective Time, the Board of Directors shall constitute a Legacy First Midwest Directors Nominating Committee, which shall be comprised of all of the Legacy First Midwest Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange. At the end of the Specified Period, the Legacy First Midwest Directors Nominating Committee shall be automatically disbanded.

(f)          As of the Effective Time, the Board of Directors shall constitute a Legacy Old National Directors Nominating Committee, which shall be comprised of all of the Legacy Old National Directors who satisfy the independence requirements (and any other requirements) for nominating committee membership under the rules of the Designated Exchange. At the end of the Specified Period, the Legacy Old National Directors Nominating Committee shall be automatically disbanded.

(g)          Notwithstanding anything to the contrary in these Bylaws, during the Specified Period, no committee (including, for the avoidance of doubt, the Executive Committee) shall be permitted to take any action, and the Board shall not delegate to any committee the power to take any action, that, if taken by the Board of Directors, would require the affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors pursuant to this Article IX.

5.	Old National Bank Board of Directors.

During the Specified Period, the members of the Old National Bank Board of Directors shall exclusively include persons who are then officers of Old National Bank and members of the management operating committee of Old National Bank and the Old National Bank Board of Directors shall exercise the scope of its authority and operate in a manner substantially consistent with that so exercised and operated prior to May 30, 2021.

6.	Corporate Name; Headquarters.

During the Specified Period, (a) the name of the Corporation shall be “Old National Bancorp” and the name of Old National Bank shall be “Old National Bank”, (b) the shares of common stock of the Corporation shall be traded on the Designated Exchange under the ticker symbol “ONB”, (c) the legal headquarters of the Corporation and the main office of Old National Bank shall be located in Evansville, Indiana, and (d) the Commercial Banking operations of Old National Bank and the Consumer Banking operations of Old National Bank shall be headquartered in Chicago, Illinois.

7.	Amendments.

(a)          During the Specified Period, this Article IX may be modified, amended or repealed (voluntarily or by merger, consolidation or otherwise by operation of law), and any Bylaw provision or other resolution inconsistent with these Bylaws may be adopted, by the Board of Directors only by (and any such modification, amendment, repeal or inconsistent Bylaw provisions and other resolutions may be proposed or recommended by the Board of Directors for adoption by the shareholders of the Corporation only by) an affirmative vote of at least seventy-five percent (75%) of the Entire Board of Directors.

(b)          During the Specified Period, Section 4(a) of the Bylaws shall be as follows: (a) ”Except as provided for in Section 7(a) of this Article IX of these Bylaws, the Board of Directors by an affirmative vote of not less than a majority vote of the Entire Board of Directors shall have the power to make, alter, amend or repeal the Bylaws of the Corporation,”.